UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GWG HOLDINGS, INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 001-36615

Delaware	26-2222607
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

220 South Sixth Street, Suite 1200, Minneapolis, MN 55402

(Address of principal executive offices)

Tel: (612) 746-1944

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: April 16, 2019

GWG Holdings, Inc.

220 South Sixth Street, Suite 1200, Minneapolis, MN 55402

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF GWG HOLDINGS, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14F-1

INTRODUCTION

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. Unless the context otherwise requires, references throughout this Information Statement to “the Company,” “we,” “our” and “us” refer to GWG Holdings, Inc.

This Information Statement is being mailed on or about April 16, 2019 to the holders of record at the close of business on April 10, 2019 (the “Record Date”) of outstanding shares of common stock, $0.001 par value per share (the “Common Stock”), of the Company, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in a majority of the members of our Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described below will not occur until at least 10 days following the mailing of this Information Statement.

On April 15, 2019, our founding stockholders, Jon R. Sabes and Steven F. Sabes, entered into a Purchase and Contribution Agreement with The Beneficient Company Group, L.P. (“Beneficient”), Beneficient Company Holdings, L.P. (“BEN Holdings”), and AltiVerse Capital Markets, L.L.C. (“AltiVerse”), among others (the “Purchase Agreement”). Under the Purchase Agreement, Jon and Steven Sabes have agreed to transfer all 3,952,155 of the shares of our outstanding Common Stock held directly or indirectly by them to BEN Holdings and AltiVerse. Among other conditions to the completion (such completion, the “Closing”) of the transactions contemplated by the Purchase Agreement, the Purchase Agreement requires that (i) our bylaws will be amended in order to provide for a Board comprised of up to 13 directors, (ii) all of our current directors resign from the Board effective upon the Closing, and (iii) individuals designated by BEN Holdings be appointed to fill the vacancies on the Board such that the Board will be comprised solely of BEN Holdings’ designees. We expect that the Closing will occur approximately 10 days after this Information Statement is filed and disseminated. A more complete description of the Transactions contemplated by the Purchase Agreement is contained in our Current Report on Form 8-K filed on April 16, 2019.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

In connection with the Closing, and as a condition thereto, the following actions relating to our Board and executive officers, all of which would be effective upon the Closing, will be taken:

●	our current Board will adopt an amendment to our bylaws to, among other things, provide for a Board comprised of up to 13 directors and will increase the size of our Board from its existing size of seven directors to 13 directors;

●	our current Board will appoint six individuals identified by BEN Holdings to fill the six newly created director positions (the “New Directors”);

●	all Board members other than the New Directors will resign from the Board; and

●	the New Directors will appoint five additional individuals designated by BEN Holdings to fill five of the seven resulting vacancies, which will leave two seats remaining vacant after the Closing.

As a result, we expect that our Board will be comprised solely of BEN Holdings’ designees immediately following the Closing. In addition, the Purchase Agreement provides that Jon R. Sabes will resign as our Chief Executive Officer effective upon the Closing and that the newly constituted post-Closing Board will appoint Murray Holland to serve as our interim Chief Executive Officer while we engage a formal search for a new Chief Executive Officer. Mr. Holland is one of the trust advisors of the Sellers Trusts (as defined below).

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

Our authorized capital stock consists of 210,000,000 shares of Common Stock, of which 32,975,411 shares were outstanding as of the Record Date, and 40,000,000 shares of preferred stock, par value $0.001 per share, of which (i) 5,000,000 shares have been designated as Redeemable Preferred Stock and of which 97,524 shares were issued and outstanding on the Record Date, and (ii) 1,000,000 shares have been designated as Series 2 Redeemable Preferred Stock and of which 148,359 shares were issued and outstanding on the Record Date. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders. Shares of Redeemable Preferred Stock and Series 2 Redeemable Preferred Stock do not entitle their holders to vote on matters brought before the Company’s stockholders. Unless otherwise indicated, the address for each executive officer, director and stockholder listed is: c/o GWG Holdings, Inc., 220 South Sixth Street, Suite 1200, Minneapolis, Minnesota 55402.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information on the beneficial ownership of our Common Stock as of the Record Date based on the current beneficial ownership of our Common Stock by the individuals who are our executive officers and directors and greater than 5% stockholders before and after the Closing. Beneficial ownership is determined according to rules of the SEC governing the determination of beneficial ownership of securities. A person is deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days.

Beneficial Ownership Immediately Before the Transaction:

Name	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Jon R. Sabes(1)	2,256,202	6.79%
Steven F. Sabes(2)	2,034,911	6.17%
William B. Acheson(3)	270,774	*
David H. Abramson(4)	21,960	*
Thomas J. Donohue, Jr. (5)	10,500	*
Shawn R. Gensch(6)	56,100	*
Jeffrey L. McGregor(7)	72,800	*
Mark E. Schwarzmann(8)	21,000	*
All current directors and officers as a group	4,567,164	13.65%

Seller Trusts (9)	27,013,516	81.92%

*	less than one percent.

(1)	Mr. Sabes is our Chief Executive Officer and a director of the Company. Shares reflected in the table include 1,079,546 shares held individually, 743,840 held by certain trusts of which Mr. Sabes is a beneficiary. Also included are 102,191 shares held by Mr. Sabes’ immediate family members. The trustees of each of the trusts are Robert W. Sabes, Steve F. Sabes and Ross A. Sabes. The number of shares also includes 230,625 stock options currently exercisable or exercisable within 60 days granted pursuant to stock option agreements. Figures also include 100,000 shares held by Insurance Strategies Fund, LLC, a Delaware limited liability company over whose securities each of Jon R. and Steven F. Sabes exercise voting and dispositive control. Jon R. and Steve F. Sabes disclaim beneficial ownership over the shares held by Insurance Strategies Fund, LLC except to the extent of their pecuniary interest in such shares. All of the shares held individually by Mr. Sabes have been pledged as collateral to secure our obligations under our L Bonds pursuant to that certain Amended and Restated Pledge and Security Agreement dated October 23, 2017.

(2)	Mr. Sabes is our Executive Vice President of Originations and Servicing, and a director of the Company. Shares reflected in the table include 854,195 shares held individually and 1,072,382 shares held by SFS Holdings, LLC, a limited liability company of which Mr. Sabes is manager. The number of shares also includes 8,334 stock options currently exercisable or exercisable within 60 days granted pursuant to stock option agreements. Figures also includes 100,000 shares held by Insurance Strategies Fund, LLC, a Delaware limited liability company over whose securities each of Jon R. and Steven F. Sabes exercise voting and dispositive control. Jon R. and Steve F. Sabes disclaim beneficial ownership over the shares held by Insurance Strategies Fund, LLC except to the extent of their pecuniary interest in such shares. All of the shares held individually by Mr. Sabes have been pledged as collateral to secure our obligations under our L Bonds pursuant to that certain Amended and Restated Pledge and Security Agreement dated October 23, 2017.

(3)	Mr. Acheson is our Chief Financial Officer. Shares reflected in the table include 89,017 shares held individually. The number of shares also includes (i) 156,251 of vested stock options currently exercisable or vesting within 60 days granted pursuant to our 2013 Stock Incentive Plan, and (ii) 25,506 shares issuable upon vesting of restricted stock units that have vested or are scheduled to vest within 60 days pursuant to our 2013 Stock Incentive Plan.

(4)	Mr. Abramson is a director of the Company. Shares reflected in the table include 14,960 shares held individually. The number of shares also includes 7,000 of stock options vested or vesting within 60 days, granted pursuant to our 2013 Stock Incentive Plan.

(5)	Mr. Donohue is a director of the Company. Shares reflected in the table include 10,500 of stock options vested or vesting within 60 days, granted pursuant to our 2013 Stock Incentive Plan.

(6)	Mr. Gensch is a director of the Company. Shares reflected in the table include 56,100 of stock options vested or vesting within 60 days, granted pursuant to our 2013 Stock Incentive Plan.

(7)	Mr. McGregor is a director of the Company. Shares reflected in the table include 72,800 of stock options vested or vesting within 60 days, granted pursuant to our 2013 Stock Incentive Plan.

(8)	Mr. Schwarzmann is a director of the Company. Shares reflected in the table include 21,000 of vested stock options vested or vesting within 60 days, granted pursuant to our 2013 Stock Incentive Plan.

(9)

On January 12, 2018, we entered into a Master Exchange Agreement (the “Master Exchange Agreement”) pursuant to which we agreed to engage in a strategic transaction (the “Exchange Transaction”) with Beneficient and certain other parties (the “Seller Trusts”), in which the parties agreed to an exchange of certain assets. The Seller Trusts are a group of individual common law trusts that received shares of Common Stock in the Exchange Transaction. The trustee of each of the Seller Trusts is Delaware Trust Company. The trust advisors of each trust are two individuals unrelated to each other, Jeffrey S. Hinkle and Murray T. Holland, who have sole decision-making authority with respect to each trust. The beneficiary of each of the Seller Trusts is MHT Financial, LLC. The current members of MHT Financial, LLC are Shawn T. Terry and Mike McGill. The names of the various trusts comprising the Seller Trusts are as follows: The LT-1 Exchange Trust, The LT-2 Exchange Trust, The LT-3 Exchange Trust, The LT-4 Exchange Trust, The LT-5 Exchange Trust, The LT-6 Exchange Trust, The LT-7 Exchange Trust, The LT-8 Exchange Trust, The LT-9 Exchange Trust, The LT-12 Exchange Trust, The LT-14 Exchange Trust, The LT-15 Exchange Trust, The LT-16 Exchange Trust, The LT-17 Exchange Trust, The LT-18 Exchange Trust, The LT-19 Exchange Trust, The LT-20 Exchange Trust, The LT-21 Exchange Trust, The LT-22 Exchange Trust, The LT-23 Exchange Trust, The LT-24 Exchange Trust, The LT-25 Exchange Trust and The LT-26 Exchange Trust. It is contemplated in the Purchase Agreement that Mr. Holland will be appointed interim Chief Executive Officer of the Company.

In connection with the Exchange Transaction, the Company and the Seller Trusts entered into a Stockholders Agreement that provides (among other standstill provisions) that until the Seller Trusts own, in the aggregate, voting securities representing less than 10% of the total voting power of all voting securities of the Company, all voting securities of the Company voted by the Seller Trusts will be voted solely in proportion with the votes cast by all other holders of voting securities of the Company on the matter. In connection with the Transaction, the Stockholders Agreement will be terminated and the Seller Trusts will be entitled to full voting rights with respect to the shares of Common Stock they own and will be entitled to cast a majority of the votes on all matters requiring stockholder votes.

Beneficial Ownership Immediately After the Transaction:

Name	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Brad K. Heppner	-	-
Murray T. Holland(1)	27,013,516	81.92%
Peter T. Cangany, Jr.	-	-
Michelle Caruso-Cabrera	-	-
Richard W. Fisher	-	-
David H. Glaser	-	-
Thomas O. Hicks	-	-
Bruce W. Schnitzer	-	-
Roger T. Staubach	-	-
Sheldon I. Stein	-	-
David H. de Weese	-	-
Bruce Zimmerman	-	-
All current directors and officers as a group	27,013,516	81.92%

Seller Trusts (2)	27,013,516	81.92%
Beneficient Company Holdings, L.P.(3)	2,500,000	7.58%
AltiVerse Capital Markets, L.L.C.(4)	1,452,155	4.40%

(1)	Includes 27,013, 516 shares of Common Stock held by the Seller Trusts. Murray T. Holland is one of the trust advisors to the Seller Trusts; the other trust advisor is an individual unrelated to Mr. Holland, Jeffrey S. Hinkle. Mr. Holland and Mr. Hinkle have shared decision-making authority with respect to each of the Seller Trusts, including shared voting power and shared dispositive power over the shares of Common Stock held by each of the Seller Trusts. Mr. Holland has no pecuniary interest in the Common Stock held by the Seller Trusts.

(2)	See footnote 9 to the “Beneficial Ownership Immediately Before the Transaction” table above. The business address of the Seller Trusts is 325 North St. Paul Street, Ste. 4850, Dallas, Texas 75201.

(3)	As a limited partnership, Beneficient is controlled by its general partner, Beneficient Management, LLC, which is currently governed by an 11 member board of directors. The business address of Beneficient is 325 North St. Paul Street, Ste. 4850, Dallas, Texas 75201.

(4)	AltiVerse is managed by its sole manager, Hicks Holdings Operating LLC, of which Thomas O. Hicks is the sole member and exercises voting and investment power with respect to the shares of Common Stock held by AltiVerse. The business address of AltiVerse is c/o Hicks Holdings Operating LLC, 2200 Ross Avenue, 50th Floor, Dallas, Texas 75201.

Directors and Executive Officers prior to the Transaction

The following paragraphs provide information as of the date of this report about each of our current directors and executive officers.

Name	Age	Positions
Jon R. Sabes	52	Chief Executive Officer and Director (Chairman of the Board)
Steven F. Sabes	50	Chief Operating Officer – Life Epigenetics Inc. and Director
William B. Acheson	53	Chief Financial Officer
David H. Abramson	77	Director
Thomas J. Donahue, Jr.	54	Director
Shawn R. Gensch	49	Director
Jeffrey L. McGregor	65	Director
Mark E. Schwarzmann	57	Director

The biographies of the above-identified individuals are set forth below:

Jon R. Sabes, co-founder, Chief Executive Officer and Chairman of the Board of the Company, is a financial professional with over 20 years of experience in the fields of finance, venture capital, business development, managerial operations, and federal taxation. Mr. Sabes has served as our Chief Executive Officer, and a director, since 2006. Since 1999, Mr. Sabes has served as Chief Executive Officer of Opportunity Finance, LLC, a family investment company specializing in structured finance. Over his career, Mr. Sabes has been active in receivable financing, life insurance financing, and casualty insurance financing, structuring over $900 million in financing commitments for his related businesses. Mr. Sabes’ experience includes co-founding and leading the development of two leading insurance-related finance companies: GWG Life, a company in the life insurance finance industry founded in 2006, and MedFinance, an innovator in casualty insurance and healthcare finance founded in 2005. Through these companies, Mr. Sabes has developed and applied financial structuring techniques, underwriting algorithms, and business modeling aspects to the insurance industry. Mr. Sabes’ education includes a Juris Doctor degree cum laude from the University of Minnesota Law School, and a Bachelor of Arts degree in Economics from the University of Colorado. Over his career, Mr. Sabes has held several licenses and professional association memberships including FINRA Series 7, Series 63, Minnesota State Bar Association, and American Bar Association. Additionally, Mr. Sabes serves on the boards of Saving Children and Building Families, and the Insurance Studies Institute. Mr. Sabes is the brother of Steven F. Sabes. As part of the Transaction, Mr. Sabes has agreed to resign as Chief Executive Officer and a director of the Company.

Steven F. Sabes, co-founder, Chief Operating Officer – Life Epigenetics, Inc., is responsible for various managerial aspects of our business, with a specific focus on treasury and financial operations, life insurance policy purchasing, and specialty finance operations. Since 1998, Mr. Sabes has served as a Managing Director of Opportunity Finance, LLC, a family investment company specializing in structured finance. Mr. Sabes holds a Doctor of Philosophy in organic chemistry from the University of Minnesota, as well as a Bachelor of Arts degree in organic chemistry from Colorado College. Mr. Sabes is the brother of Jon Sabes. Mr. Sabes has served as our Secretary, and a director, since 2006. He also served as our Chief Operating Officer from 2006 until May 30, 2014, when he was appointed as our President. On November 13, 2014, Mr. Sabes resigned from the position of President and was appointed Executive Vice President of Originations and Servicing. On February 20, 2017, Mr. Sabes was appointed our Chief Operating Officer of Life Epigenetics Inc., our subsidiary. As part of the Transaction, Mr. Sabes has agreed to resign as a director of the Company.

William B. Acheson became our Chief Financial Officer on May 30, 2014 and recently became a director of GWG MCA Capital, Inc., a subsidiary corporation of GWG Holdings, Inc., in the business of merchant cash advances. Prior to joining us, Mr. Acheson served as Chief Financial Officer and Senior Vice President of Strategic Development for The Homeownership Preservation Foundation from 2009 through 2013. Prior to that, Mr. Acheson served as Managing Director of Global Structured Finance and Investments at Merrill Lynch in London, England, from 2007 through 2008. From 1991 to 2007, Mr. Acheson spent his career at GMAC-RESCAP, where he served as Managing Director for a number of business units, concluding his career as Chief Financial Officer of the United Kingdom division from 2005 through 2007. Mr. Acheson’s international experience includes structured finance, capital markets, and risk management experience in Canada, United Kingdom, Ireland, Eastern Europe, Western Europe, and Latin America. Mr. Acheson earned a Bachelor of Science degree in accounting from the College of St. Thomas in St. Paul, Minnesota, and earned his Certified Public Accountant certificate in 1991 while working for Ernst & Young in Minneapolis, Minnesota.

David H. Abramson, a certified public accountant, is presently the Chairman and Chief Executive Officer of David Abramson & Associates, LLC, an executive search and leadership development and financial consulting firm that he founded in 2002. The firm provides retained executive search services at the senior leadership levels as well as senior leadership mentoring and coaching. In addition, the firm provides financial and other consulting services to clients. In 2001, Mr. Abramson was a Senior Vice President of AXA Financial/Equitable Life Insurance based in New York City, and served as Chairman and Chief Executive Officer of Grant Thornton Advisors, a joint venture of AXA Financial and Grant Thornton. Required by his responsibility, Mr. Abramson held NASD series 7, 24 and 66 licenses during his tenure at Grant Thornton Advisors. From 1999 to 2001 Mr. Abramson was Grant Thornton’s National Managing Partner of Financial Advisory Services where he led the design of the vision, strategy, governance and operational planning for Grant Thornton Advisors. Grant Thornton Advisors was designed to offer personal financial and estate planning, and investment and insurance products and services to middle-market companies, their owners and officers and other high net worth individuals. The core of Mr. Abramson’s career was as a Partner in Grant Thornton from 1972 until 2001. In 1972, Mr. Abramson became an Audit Partner and the Minneapolis Office Managing Partner, and he continued serving in those roles throughout most of his time at Grant Thornton. Mr. Abramson also became a member of Grant Thornton’s National Senior Leadership Team in 1982 and continued in that role until 2001. In this regard, his primary responsibility was Regional Managing Partner with direct line responsibility over assigned operating offices throughout the country. From 1988 to 1990, Mr. Abramson was Grant Thornton’s National Managing Director of Client Services directly responsible for the professional services of Assurance, Tax and Management Consulting as well as for Human Resources, Marketing and Strategic Planning. During the 1990s, Mr. Abramson also led the development and implementation of the Manufacturing/Distribution Services practice. Mr. Abramson’s partners at Grant Thornton elected him to serve on Grant Thornton’s 11-person Partnership Board for three terms from 1982 to 1990. This board provided oversight and direction related to governance, partner admission and compensation, financial and strategic issues. Mr. Abramson previously served on the Board of Directors of Southwest Casino Corporation, and served as Chairman of that board’s Audit Committee and a member of its Governance and Nominating Committee from 2006 to 2009. Mr. Abramson has also served as a board member, Chairman or President of a number of non-profit organizations, including President of the Minnesota Society of CPAs, Chairman of The Greater Minneapolis Chamber of Commerce, and President of Temple Israel. He currently is a Member of the University of Minnesota Carlson School of Management Alumni Board. Mr. Abramson received his B.S. degree (Accounting) from the University of Minnesota and his M.B.A. from the University of Michigan. Mr. Abramson’s resignation from the Board is a condition to the Closing.

Thomas J. Donohue, Jr. is the President and Founder of Adelphi Capital. Over the past two decades Mr. Donohue has built Adelphi’s merchant banking practice through principal investments and advisory activities across the across several industry sectors where the firm has developed deep expertise, including: transportation, telecommunications and technology, financial services, infrastructure, and national security. Mr Donohue currently serves on the boards of several companies and organizations. These include I Squared Capital, a $10 billion global Infrastructure fund; Convergint Technologies, the world’s leading independent security solutions integration firm; Inventus Power, a leading manufacturer of lithium ion batteries; Orbis Operations, a specialized provider of military training, intelligence, and cyber-security solutions to military and commercial customers; Express Freight Finance, a commercial lender focused on the transportation industry; and American Intermodal Management, a transportation equipment leasing and logistics company. He is also a board member of the National Chamber Foundation, the research arm of the U.S. Chamber of Commerce. Mr. Donohue is a graduate of Georgetown University. Mr. Donohue’s resignation from the Board is a condition to the Closing.

Shawn R. Gensch is the chief marketing officer for Sprouts Farmers Market (NASDAQ: SFM) and serves as a member of the Executive Leadership Team. He is responsible for leading Sprouts’ marketing strategy, creative and production, designed to inspire and engage consumers and showcase the company’s healthy products and great value. Shawn has more than 25 years of experience in marketing and finance with executive roles in both the retail and financial services industries. Prior to joining Sprouts, Shawn served as cofounder and chief executive officer of a start-up consumer loyalty company. Earlier, Shawn served as Target Corporation’s senior vice president of marketing, responsible for brand marketing, media strategy, public relations, loyalty, events, lifestyle marketing and strategic partnerships. He also served as president of Target Bank and led financial product development for the company. Previously, he was president and chief executive officer of Conseco Bank. Shawn began his career with KPMG, as auditor and structured finance consulting. Shawn holds a B.S. in Accounting from Wisconsin-Eau Claire and also serves on the Board of Directors for Anser Innovation EEC., a technology company, and serves on the Advisory Board for the Musical Instrument Museum in Phoenix, AZ. Mr. Gensch’s resignation from the Board is a condition to the Closing.

Jeffrey L. McGregor has had an extensive career in the insurance and financial services industry, serving as President for three major financial sales and distribution companies. Mr. McGregor has 34 years of experience in sales, distribution strategies and leadership with a proven track record in sales and growth of annuity, life insurance, and mutual fund products. Mr. McGregor has been a quoted industry source for Ignites, Foxfire, Dalbar, Mutual Fund Forum and Investment News, and has served on numerous industry boards and associations, including the Life and Annuity Advisory Board, the Mutual Fund Forum, and the International Association for Financial Planning. Mr. McGregor has written, published and presented a number of papers focused on the insurance and financial industry. Throughout his career, Mr. McGregor’s primary focus has been to promote successful collaboration with employees, clients and colleagues to create respectful, profitable, and long-term relationships. Mr. McGregor has led teams that represented all traditional life insurance products, including term, whole life, universal life, disability insurance, long-term care, along with high-net worth and estate planning strategies that maximize the protection and tax advantages that life insurance products provide. Mr. McGregor has worked closely with product development teams in determining the risk and required sales results necessary to meet profitability targets. Mr. McGregor’s professional career encompasses the oversight and creation of marketing, sales presentations and advisor/only materials, seeking a balanced approached to the risks and rewards of the insurance, annuity and asset management products offered. From 2005 to 2010, Mr. McGregor served as the President of RiverSource Distributors and Senior Vice President of Ameriprise Financial, Inc. During his tenure as the President of RiverSource Distributors, he was responsible for the sales and distribution of all insurance, annuity and asset management product lines of Ameriprise through existing and new channels. In this position, Mr. McGregor identified and greatly influenced strategy, compliance, profitability and the success of multiple insurance and investment products offered by Ameriprise. From 2001 to 2004, Mr. McGregor was President of AXA Distributors, where he was responsible for the sales and distribution of insurance and annuity products manufactured by AXA Financial. In 2003, Mr. McGregor’s sales team achieved annuity sales of $7.0 billion. This record sales year resulted in AXA Distributors’ market share position going from number six in 2002 to number two in 2003. From 1988 to 1998, Mr. McGregor served in a variety of senior leadership positions for Colonial Investment Services. Mr. McGregor was named President of Colonial Investment Services in 1990 and joined Colonial’s Board of Directors. During his tenure, assets under management grew from $9.0 billion to $24.0 billion. During Mr. McGregor’s leadership, Colonial earned a number one rating in wholesaler and marketing support three times, according to Dalbar Survey. Over his career, Mr. McGregor has also worked with American Capital, Prudential-Bache Securities, Planco and IDS, where he began his career as a financial advisor in 1978. Mr. McGregor has earned numerous industry degrees and certifications, including LUTC CFP, CLU, and NASD licenses Series 7 and 24. Mr. McGregor received his B.S. and M.B.A. from California Coast University. In 2012, Mr. McGregor authored a life experience and motivational book — A Spirit Never Tires — which echoes his results driven style to inspire others through passion, energy, courage and a positive attitude. Mr. McGregor’s resignation from the Board is a condition to the Closing.

Mark E. Schwarzmann is a senior financial services executive with broad experience leading and serving complex Fortune 500 companies. He quickly assimilates into organizations, unites teams, crafts and sells winning strategies, executes tactical plans, rallies workforces, and swiftly improves corporate performance. His product line experience includes life, disability income, long-term care, credit life and accidental death and dismemberment insurance, annuities, mutual funds, separately managed accounts, software, commercial real estate financing, and turbines for power generation and oil & gas applications. Further, his diverse functional role accountability across a variety of international P&L platforms provides a unique global perspective on the underlying mechanics that drive businesses forward. Mark is currently President of Acadia Capital Solutions, a provider of capital and balance sheet solutions for the largest life and annuity companies in America. He is also a Senior Advisor to the Oliver Wyman Group. Prior to this, he was Principal at Independence Associates, delivering valuable insight and guidance to a broad spectrum of client organizations focusing on go-to-market, product, corporate and balance sheet management strategies. Mark was President of Insurance, Annuities & Product Distribution for Ameriprise Financial and member of the executive leadership team, where he was accountable for a $3.5 billion business and developing innovative insurance and annuity product solutions. At Ameriprise he was also Chairman & CEO of the RiverSource Life Insurance Companies and RiverSource Distributors, Inc., responsible for all wholesaling including over 200 wholesalers and $20.0 billion of annual RiverSource cash sales. Before joining Ameriprise, Mark was Group Chief Executive Officer at Allfinanz, Inc., a Dublin based, global developer of automation software for the investment and insurance industry serving Fortune 100 producers and distributors of financial services. At Allfinanz he reported to the Board of Directors and had responsibility for the global P&L and all strategic, tactical and operational aspects of the business. He led the financial turnaround of the company from an annual loss of over €7 million to breakeven in just one year. Prior to his CEO role, Mark was Chief Operating Officer-Americas, where he led the strategic shift from a life products and carriers only focus to full product coverage — while doubling major North American life insurance sales and deployments. Prior to Allfinanz Mark had a number of senior-level operational positions during his 16-year career at General Electric Company. At GE Financial Assurance, an insurance and investment products holding company, he was Senior Vice President — Wealth Management Services, and earlier the Senior Vice President — Financial Institution Services reporting to the President of the Financial Services Group. At GE Capital-Rescom, L.P., he was Senior Vice President and COO reporting jointly to the Chairman and to the President of GE Capital Commercial Real Estate. In his earlier career at GE Mark held several other general management, business development and finance positions at GE Capital Commercial Real Estate, GE Power Generation, GE Corporate Audit Staff, GE Aerospace and GE Plastics. Mark served on the ACLI Board of Directors for four years including Chairing the Membership Committee. He has held FINRA Series 7 & 24 registrations, and is a GE Certified Six Sigma Black Belt. He earned his A.B. Economics & Business at Lafayette College. Mark is passionate about the arts, and is a board member of several arts-related community organizations. Mr. Schwarzmann’s resignation from the Board is a condition to the Closing.

Director Qualifications

When considering whether directors have the experience, qualifications, attributes and skills to enable the Board to satisfy its oversight responsibilities effectively in light of our business and structure, our Board focuses primarily on the information discussed in each of the directors’ individual biographies set forth above. With regard to Mr. Jon R. Sabes, the Board considered his significant experience, expertise and background with regard to financial matters, and his demonstrated experience and skills in managing our business. With regard to Mr. Steven F. Sabes, the Board considered his background and experience with our Company and its business. With regard to Mr. McGregor, the Board considered his experience in the financial and insurance industries, and in particular his sales, marketing and leadership experience relative to those industries. With regard to Mr. Abramson, the Board considered his extensive background and knowledge of accounting and finance, his focus on wealth management, and prior leadership positions. With regard to Mr. Gensch, the Board considered his finance background as well as his marketing expertise. With regard to Mr. Schwarzmann, the Board considered his extensive experience in the life insurance and retirement industries in both public and private companies. With regard to Mr. Donohue, the Board considered his experience in finance and extensive board leadership roles and his experience of investing in and overseeing the leadership of companies across a variety of industries, including finance-related companies.

In addition, we believe that all of our directors have experience in developing and overseeing businesses and implementing near term and long-range strategic plans. We also believe that all of our directors have a reputation for integrity, honesty and adherence to high ethical standards. Collectively, they have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to our Company and our Board. Although we do not believe that share ownership alone qualifies any person to serve as a director of our Company, we believe that the beneficial ownership of our Board aligns their interests with those of our stockholders and will drive our Board to focus on maximizing stockholder value.

Directors and Executive Officers after the Transaction

The following paragraphs provide information as of the date of this report about each of our directors and executive officers after the Transaction.

Name	Age	Positions
Brad K. Heppner	53	President and Director
Murray T. Holland	65	Interim Chief Executive Officer
Peter T. Cangany, Jr.	61	Director
Michelle Caruso-Cabrera	50	Director
Richard W. Fisher	70	Director
David H. Glaser	62	Director
Thomas O. Hicks	73	Director
Bruce W. Schnitzer	74	Director
Roger T. Staubach	77	Director
Sheldon I. Stein	65	Director
David H. de Weese	77	Director
Bruce Zimmerman	61	Director

The biographies of the above-identified individuals are set forth below:

Murray T. Holland will become our interim Chief Executive Officer in connection with the Transaction. In 2001, Mr. Holland became an original investor and consultant for MHT Partners, a boutique investment banking firm based in Dallas, Texas with a number of offices in the United States.  From 2013 until recently, he was Managing Director of MHT Partners.  Mr. Holland resigned from this position in connection with the Transaction.  Prior to MHT, he was CEO and principal shareholder of Convergent Media Systems (Atlanta), a $100 million custom network outsourcing firm with approximately 300 employees, CEO and principal shareholder of Convergent Group Corporation (Denver), a $200 million geographic information systems software and integration firm with approximately 450 employees, and CEO and principal shareholder of BTI Americas (Chicago), a $2.7 billion business travel agency with approximately 4,400 employees.  EDS was his principal business partner in these ventures. Prior to that, Mr. Holland was a partner at the law firm of Akin, Gump, Strauss, Hauer & Feld (Dallas) in corporate finance and securities, a Senior Vice President of Credit Suisse First Boston (New York and Dallas) in Mergers and Acquisitions and a Managing Director of Kidder, Peabody & Co. (New York) in Mergers and Acquisitions.  He graduated from Washington and Lee University with a B.S. in 1975, University of Virginia Graduate School of Business Administration with an M.B.A. in 1978, and Washington and Lee University School of Law with a J.D. in 1980.

Brad K. Heppner will become our President in connection with the Transaction. He is also the Chief Executive Officer and Chairman of the Board of Directors of Beneficient. Mr. Heppner has acquired or founded ten operating companies principally in the financial services, investment and insurance sectors, each with a common business purpose of providing highly specialized solutions for alternative asset owners. Mr. Heppner founded Heritage Highland in 1996 as a family office to organize, acquire and own as controlling or sole shareholder these operating companies. In 2003, Mr. Heppner organized Highland Consolidated Business Holdings, L.P. which is the predecessor-in-interest to Beneficient and reorganized into Beneficient in September 2017. He has successfully completed realizations from seven of the ten Heritage Highland companies through mergers and transactions with Fortune 50 companies or institutionally backed management teams. In 2003, Mr. Heppner merged The Crossroads Group, a multi-billion dollar alternative asset manager, with Lehman Brothers, now Neuberger Berman. Among the companies Mr. Heppner founded and sold is Capital Analytics, the third oldest alternative asset administration company in the United States, which is now owned by Mitsubishi Union Financial Group. Currently, Mr. Heppner serves as chief executive officer and chairman for all Heritage Highland companies, positions he has held since its organization in 1996. Previously, he was a senior consultant at Bain & Company where he focused on private equity financed companies between 1994 and 1996. Mr. Heppner served as director of investments for John D. and Catherine T. MacArthur Foundation in Chicago from 1989 to 1993 after beginning his career in New York City at Goldman, Sachs & Co. as an analyst. Through companies held by Heritage Highland, Mr. Heppner has been a fiduciary for over 250 institutions and served on numerous corporate boards and advisory committees. Mr. Heppner earned his M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern University. He is an magna cum laude graduate and Most Distinguished Alumnus of Southern Methodist University, where he received a B.S., a B.B.A. and a B.A.

Peter T. Cangany, Jr. joined Ernst & Young, LLP (“EY”) in 1980 upon graduating college and retired from the firm in 2017. Mr. Cangany became an EY partner in 1993 and, during his tenure, worked in EY’s Indianapolis office 1980 – 1987, Seattle office 1987 – 2004, San Antonio office 2004 – 2011, New York and Bermuda offices 2011 – 2017. At EY Mr. Cangany specialized in working with insurance entities, primarily property, casualty and reinsurance, and has as a strong working knowledge of the life settlement industry. He also worked closely with Beneficient during its early formation on various accounting and consolidation matters. During his nearly 30 years with EY, Mr. Cangany served major clients including Safeco Corporation/Amazon.com (Seattle), USAA/Argo (San Antonio), Chubb Corporation (New York), and Renaissance Re/Endurance Re/Ironshore/Third Point Re (Bermuda). He held numerous leadership positions at EY, including area insurance practice leader for the Pacific Northwest, Southwest, and BBC (Bermuda, Bahamas, Caymans) and Office Managing Partner for EY’s Seattle and Bermuda offices. Mr. Cangany serves on the Board of Trustees – Franklin College of Indiana (2009–present) and is the Finance Committee Chair (and previously Audit Committee Chair). Mr. Cangany earned a B.A. in Accounting from Franklin College and an M.B.A. from Texas A&M University.

Michelle Caruso-Cabrera is currently the Chief Executive Officer of MCC Productions, a media content and production company she founded in September 2018. Previously, Ms. Caruso-Cabrera spent more than 20 years at CNBC, most recently as a contributor, and prior to that as chief international correspondent and co-anchor of “Power Lunch.” Throughout her career, Ms. Caruso-Cabrera has covered a wide range of stories from the 2008 financial crisis to U.S. elections to the debt crisis in Greece and the Brexit vote. She has traveled the world reporting live from Cuba, Iran, Ukraine, Iraq, Italy, Russia, Venezuela and Latin America, among many others. She joined CNBC from WTSP-TV in St. Petersburg, Fla., where she spent four years as a general assignment reporter covering crime and hurricanes. Prior to that, Ms. Caruso-Cabrera was a special projects producer for Univision where she gained experience covering Latin America. She began her career in 1990 while in college, as a stringer for The New York Times, reporting for the education section. Previously, she wrote a personal finance column for Shape en Español and People en Español. She has also been awarded Broadcaster of the Year from the National Association of Hispanic Journalists and was named one of the “100 Most Influential Hispanics” in the country by Hispanic Business magazine. She earned a bachelor’s degree in economics from Wellesley College.

Richard W. Fisher is the President and Chief Executive Officer of RWF Financial, Inc., a consulting and advisory services company he founded in 2016. From 2005 to 2015, Mr. Fisher was the President of the Federal Reserve Bank of Dallas and member of the Federal Open Market Committee. Mr. Fisher has served as the U.S. Trade Representative implementing NAFTA and negotiating bilateral trade agreements which admitted China and Taiwan to the World Trade Organization. Mr. Fisher founded Fisher Capital Management after leaving Brown Brothers Harriman & Co. in 1987. Mr. Fisher is presently Senior Adviser to Barclays PLC, and a Director of AT&T, PepsiCo and Tenet Health Care. Mr. Fisher has a B.S. from Harvard and M.B.A. from Stanford.

David H. Glaser retired from the position of Chief Operating Officer of Bank of America Merrill Lynch’s Global Corporate and Investment Bank (“GCIB”), which encompasses investment banking, capital markets, large cap corporate lending, treasury services and leasing activities, a position he held from August 2010 to March 2019. His responsibilities included assisting in all aspects of the operations of GCIB, including working closely with finance, technology, human resources, legal, compliance, and marketing. Mr. Glaser was Chairman of the GCIB Fairness Opinion Committee and a member of the GCIB Operating Committee. Prior to being COO, he was Global Deputy Head of GCIB’s Mergers & Acquisitions Group and Chairman of Bank of America Securities Mergers and Acquisitions Group. Prior to joining Bank of America Securities in June 2008, Mr. Glaser spent 23 years at Bear Stearns. During his tenure at Bear Stearns, he was at various times Co-Head of Investment Banking, Co-Head of Mergers and Acquisitions, a member of the Firm Management and Compensation Committee, Co- Chairman of the Firm Risk Committee, member of the Board of Directors of Bear Stearns & Co, Chairman of the Investment Banking Commitments Committee, a member of the Merchant Banking Investment Committee and Chairman of the Fairness Opinion Committee. Prior to joining Bear Stearns in 1985, Mr. Glaser spent three years as a mergers and acquisitions attorney at Skadden, Arps, Slate, Meagher & Flom. He was previously a member of the Board of Directors of Aeropostale Inc. Mr. Glaser has J.D. and M.B.A. degrees from the University of Chicago and an A.B. from Columbia.

Thomas O. Hicks is a pioneer in the private equity industry in the United States. From 1984 to 1988 he was Co-Founder and Co-Chairman of Hicks & Haas which compiled a highly successful track record of acquisitions, including Dr Pepper, Seven Up, A&W Root Beer, Sybron, and Thermadyne. He later founded numerous private equity funds for his firm, Hicks, Muse, Tate and Furst, which raised over $12 billion in funds. His funds have invested billions of dollars of equity in businesses in the United States, Europe, and Latin America. Mr. Hicks retired from Hicks Muse in 2004, and now manages his own family office private equity firm, Hicks Holdings, LLC. Mr. Hicks was a Director of Carpenter Technology Corporation until September 2014. Mr. Hicks has a B.B.A. from the University of Texas – Austin and an MBA from the University of Southern California. Mr. Hicks is also the manager and indirect, majority owner of HSG Sports Group Holdings LLC, which, through subsidiaries, including HSG Sports Group LLC and others, formerly owned interests in professional sports franchises, including the Texas Rangers major league professional baseball club and Dallas Stars professional ice hockey team. On May 24, 2010, the Texas Rangers filed a voluntary petition for Chapter 11 bankruptcy protection. On September 15, 2011, the Dallas Stars filed a voluntary petition for Chapter 11 bankruptcy protection. Additional proceedings were filed by or against other entities related to the Texas Rangers and the Dallas Stars, and Mr. Hicks in his individual capacity, in connection with the foregoing. Both the Texas Rangers and the Dallas Stars were sold to new owners in connection with their respective Chapter 11 bankruptcy cases.

Bruce W. Schnitzer has been a successful private equity investor since 1985 and Chairman of Wand Partners, a private equity firm specialized in insurance and other specialty financial services, since 1987. Wand has sponsored and invested in eighteen platform businesses, thirteen of which span the insurance industry and fifteen of which are now fully realized. From 1977 to 1985, Mr. Schnitzer was a senior executive with Marsh & McLennan, where he served as President and CEO of Marsh, Inc. (the world-wide insurance broker) and as Chief Financial Officer of Marsh & McLennan Companies, Inc. (NYSE-MMC). Prior to joining Marsh & McLennan, Mr. Schnitzer was a Vice President and head of Mergers & Acquisitions at Morgan Guaranty Trust Company (J.P. Morgan) – 1967-76. Mr. Schnitzer has served in numerous non-profit roles, including Chairman of The Institute of Human Origins, Director of The Litchfield Land Trust, and Director & Treasurer of Scherr-Thoss Foundation. Mr. Schnitzer graduated from the University of Texas, Austin in 1966 (B.B.A.) and received an M.B.A. from the University of Texas, Austin in 1967.

Roger T. Staubach retired in July 2018 from the role of Executive Chairman of JLL Americas, a professional services firm specializing in real estate. Mr. Staubach’s role focused on client relationships and new business development. With 2017 global revenue of $7.9 billion, JLL serves clients in 80 countries from more than 1,000 locations worldwide, including 300 corporate offices and a global workforce of 82,000. Prior to joining forces with JLL, Mr. Staubach was Executive Chairman of The Staubach Company, a market leading global real estate advisory firm that delivered cost-effective solutions for office, industrial and retail clients. In July 2008, The Staubach Company merged with JLL. Prior to his career in real estate, Mr. Staubach was a member of the Dallas Cowboys professional football team and won numerous football awards including the Heisman Trophy in 1963. Among the many other honors bestowed upon Mr. Staubach are the 2018 Presidential Medal of Freedom, Commercial Property News’ "Corporate Services Executive of the Year" (four times), the 2006 Congressional Medal of Honor “Patriot Award,” the NCAA "Teddy Roosevelt Award” for being one of the “100 Most Influential NCAA Student-Athletes,” the American Jewish Congress "Torch of Conscience Award," and the United States Naval Academy "Distinguished Graduate.” Mr. Staubach served as the Chairman of the Host Committee for Super Bowl XLV which was held in North Texas in 2011, and he continues to be involved with The Children’s Cancer Fund, the United States Naval Academy Foundation and numerous other civic, charitable, and professional organizations. Mr. Staubach earned a B.S. from the United States Naval Academy and served four years as a Navy officer.

Sheldon I. Stein is President of Southern Glazer’s Wine and Spirits, the nation’s largest distributor of wine and spirits. Previous to 2010, Mr. Stein was Vice Chairman and Head of Southwest Investment Banking for Bank of America, Merrill Lynch. Prior to joining Merrill Lynch, Mr. Stein was a Senior Managing Director and leader of Bear Stearns’ Southwest Investment Banking Group for over 20 years. He was a member of Bear Stearns’ President Advisory Council. Mr. Stein was also a partner with the Dallas law firm of Hughes & Luce. Mr. Stein serves on the Board of Directors of Tailored Brands, Inc. and is on the Advisory Board of Amegy Bank. Mr. Stein was a Director of ALON USA Partners, LP from September 2013 to February 2018. Mr. Stein received a Bachelors from Brandeis University and a J.D. from Harvard Law School.

David H. de Weese is a Partner of Paul Capital Advisors, a private equity firm. He was instrumental in developing Paul Capital’s deal origination strategy and transaction sourcing network. He joined Paul Capital in 1995 and led global secondary transaction sourcing activities and the due diligence of life science and health care investments. Mr. de Weese has 14 years of management experience in Europe. He has an extensive entrepreneurial experience and in-depth scientific and business knowledge. He also founded Medical Innovations. In 1993, he co-founded and served as the President and Chief Executive Officer of M6 Pharmaceuticals. Mr. de Weese served as the President and Chief Executive Officer of Cygnus Therapeutic Systems, SigA Pharmaceuticals and a Silicon Valley software company. Prior to Cygnus, he served as the President and Chief Executive Officer of Machine Intelligence Corporation. Mr. de Weese served as Director of OSE Immunotherapeutics SA (also known as OSE Pharma SA) from June 2014 to June 2017. Mr. de Weese holds an M.B.A. from the Harvard Business School, a B.A. from Stanford University and attended law school at Stanford University.

Bruce Zimmerman was the Chief Executive Officer and Chief Investment Officer of the University of Texas Investment Management Company (“UTIMCO”) from 2007 until 2016. UTIMCO is the second largest investor of discretionary university assets worldwide. Before joining UTIMCO, Mr. Zimmerman was Chief Investment Officer and Global Head of Pension Investments at Citigroup. Mr. Zimmerman also served as Chief Financial Officer and Chief Administrative Officer of Citigroup Alternate Investments, which invests proprietary and client capital across a range of hedge fund, private equity, real estate and structured credit vehicles. Prior to his work at Citigroup, Mr. Zimmerman spent thirteen years at Texas Commerce Bank/JP Morgan Chase in a variety of capacities including Merger & Acquisition Investment Banking, Internet and ATM Retail Management, Consumer Marketing and Financial Planning, Strategy and Corporate Department. Mr. Zimmerman is Vice Chairman of the Board of Trustees for the CommonFund, a nonprofit asset management firm, and previously served on the Investment Committee for the Houston Endowment. Mr. Zimmerman also currently serves as lead independent director of Oaktree Specialty Lending Corporation and Oaktree Strategic Income Corporation. Mr. Zimmerman was previously the International President of the B’nai B’rith Youth Organization. Mr. Zimmerman received an M.B.A. from Harvard Business School and graduated Magna Cum Laude from Duke University.

CORPORATE GOVERNANCE

Board Structure

Our Board and stockholders recently approved an amendment to our bylaws that established a classified Board in which directors are divided into three classes, to be designated as Class I, Class II and Class III. Each class will serve staggered, three year terms. The terms of office of the initial Class I directors will expire at the upcoming annual meeting of stockholders to be held in 2019. The terms of office of the initial Class II directors will expire at the annual meeting of stockholders to be held in 2020. The terms of office of the initial Class III directors will expire at the annual meeting of stockholders to be held in 2021.

The following chart sets forth the three classes of current directors.

Class	Director Nominee	Expiration of Initial Term of Director
Class I	Shawn R. Gensch	2019
Class I	Steven F. Sabes	2019
Class II	Mark E. Schwarzmann	2020
Class II	David H. Abramson	2020
Class III	Thomas J. Donohue, Jr.	2021
Class III	Jon R. Sabes	2021
Class III	Jeffrey L. McGregor	2021

Following the completion of the Transaction, our new directors will be divided into Class I, Class II and Class III directors, with each class consisting, as nearly as possible, of one third of the total number of directors constituting the entire Board.

Director Independence

Our Board periodically reviews relationships that directors have with our Company to determine whether our directors are “independent directors” as such term is defined in Rule 5635(a)(2) of the NASDAQ Marketplace Rules. Our Board has determined that the following current directors, constituting a majority of our Board, are independent directors: Messrs. Abramson, Donohue, Gensch, McGregor and Schwarzmann. In the case of both Messrs. Jon R. and Steven F. Sabes, their positions as employees and executive officers of our Company preclude them from being considered independent.

Our new Board after the Transaction will determine the independence of its directors. Because the Seller Trusts currently own, and will continue to own after the Transaction, a majority of our outstanding Common Stock, we will be a “controlled company” as that term is set forth in Rule 5615(c) of the NASDAQ Marketplace Rules. Under the NASDAQ rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain NASDAQ corporate governance requirements, including the requirements that:

●	a majority of our board of directors consist of independent directors;

●	our nominating and corporate governance committee be composed entirely of independent directors; and

●	our compensation committee be composed entirely of independent directors.

For a period of time following the Transaction, we expect to utilize some or all of these exemptions.

Board Committees and Board Meetings

Our Board has an Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. Each of the foregoing Committees has a written charter, a copy of each of which is available at our website at www.gwgh.com. Our Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee each currently comply, and will comply after the Transaction, with the listing requirements of The NASDAQ Marketplace Rules.

The Board of Directors held 11 meetings during fiscal year 2018 and took action by written consent in lieu of a meeting on 31 occasions. During fiscal year 2018, the Audit Committee held five meetings, the Compensation Committee held five meetings and took action by written consent in lieu of a meeting on one occasion, and the Corporate Governance and Nominating Committee held four meetings. During fiscal year 2018, each member of the Board attended at least 75% of the Board meetings and meetings of committees to which they belong. Although we have no formal policy regarding directors’ attendance at our annual stockholder meetings, we encourage such attendance by members of the Board . Two of our directors serving on the Board at the time of our most recent annual stockholders’ meeting were in attendance at that meeting.

Audit Committee

The Audit Committee currently consists of three members: David H. Abramson (Chair), Shawn R. Gensch and Mark E. Schwarzmann. All of the members are financially literate and are independent directors under the NASDAQ Marketplace Rules, and SEC audit committee structure and membership requirements. Further, the Board has determined that Mr. Abramson is an “audit committee financial expert” as defined by applicable regulations of the Securities and Exchange Commission (the “SEC’) and is “independent” under the NASDAQ Marketplace Rules.

Compensation Committee

The Compensation Committee currently consists of three members: Thomas J. Donohue, Jr. (Chair), Jeffrey L. McGregor, and Mark E. Schwarzmann. Our Compensation Committee is charged with oversight responsibility for the adequacy and effectiveness of our executive compensation and benefit plans and is primarily responsible for all matters relating to compensation of our executive officers and the directors, the adoption of all employee compensation and employee benefit plans and the administration of such plans including granting stock incentives or other benefits, and the review and approval of disclosures regarding executive compensation included in this Proxy Statement (and our other annual reports). Our Compensation Committee has the authority to obtain advice and assistance from external legal, accounting or other advisors, and has the authority to retain, terminate and approve the fees payable to any external compensation consultant to assist in the evaluation of director and senior executive compensation. However, any services to be rendered by our independent registered public accounting firm shall be pre-approved by the Audit Committee if required under our policy regarding pre-approval of such services.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee currently consists of three members: Jeffrey L. McGregor (Chair), Shawn R. Gensch and David H. Abramson. The primary role of our Corporate Governance and Nominating Committee is to consider and make recommendations to the full Board concerning the appropriate size, function and needs of the Board, including establishing criteria for Board membership and considering, recruiting and recommending candidates (including those recommended by stockholders) to fill new Board positions. The Corporate Governance and Nominating Committee also considers and advises the full Board on matters of corporate governance and monitors and recommends the functions of, and membership on, the various committees of the Board.

Our Corporate Governance and Nominating Committee (or a subcommittee thereof) recruits and considers director candidates and presents all qualified candidates to the full Board for consideration. Qualified candidates will be considered without regard to race, color, religion, sex, ancestry, national origin, disability, marital or veteran status, or any other legally protected status.

In identifying and evaluating potential candidates to be nominees for directors, our Corporate Governance and Nominating Committee has the flexibility to consider such factors as it deems appropriate under relevant circumstances. These factors may include education, general business and industry experience, ability to act on behalf of stockholders and build long-term stockholder value, potential concerns regarding independence or conflicts of interest and other factors relevant in evaluating Board nominees. Although our Corporate Governance and Nominating Committee does not have a policy with regard to the consideration of diversity in identifying director candidates, overall Board diversity of industry background and experience is generally among the factors considered. Our Corporate Governance and Nominating Committee believes that a Board comprised of directors with diverse skills and experiences relevant to our industry will result in efficient and competent oversight of our various core competencies.

Our Corporate Governance and Nominating Committee will consider recommendations by stockholders of candidates for election to the Board . Any stockholder who wishes that the Corporate Governance and Nominating Committee consider a candidate must follow the procedures set forth in our bylaws. Under our bylaws, if a stockholder plans to nominate a person as a director at a meeting, the stockholder is required to place a proposed director’s name in nomination by written request delivered to or mailed and received at our principal executive offices not less than 90 nor more than 120 calendar days prior to the first anniversary of the date on which we first mailed proxy materials for the preceding year’s annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be so delivered not less than 90 nor more than 120 calendar days prior to the date of such annual meeting, or if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the tenth day following the day on which public announcement is made.

Board Leadership Structure and Risk Oversight

Our Board currently does not have one lead independent director, rather all of our independent directors engage in leadership of the Board. Because the majority of our Board is independent and all of the members of our Board participate in leadership, we believe the leadership structure of our Board allows it to maintain oversight of our management and to carry out its roles and responsibilities of behalf of the stockholders.

Management, our financial advisors and our legal counsel discuss risks, both during Board meetings and in direct discussions with Board members. These discussions identify Company risks which are prioritized and assigned to the appropriate Board committee, as discussed below, or the full Board for oversight. Our risk management program as a whole is reviewed annually at a meeting of the Board. Additional review or reporting on Company risks is conducted as needed or as requested by the Board or a Board committee.

Ability of Stockholders to Communicate with our Board of Directors

Our Board has established several means for stockholders and others to communicate with our Board. If a stockholder has a concern regarding our financial statements, accounting practices or internal controls, the concern should be submitted in writing to the Chair of our Audit Committee in care of our Secretary at the address of our principal executive offices. If the concern relates to our governance practices, business ethics or corporate conduct, the concern should be submitted in writing to the Chair of our Corporate Governance and Nominating Committee in care of our Secretary at the address of our principal executive offices. If a stockholder wishes to provide input with respect to our executive compensation policies and programs, input should be submitted in writing to the Chair of our Compensation Committee in care of our Secretary at the address of our principal executive offices. If a stockholder is unsure as to which category the concern relates, the stockholder may communicate it to any one of the independent directors in care of our Secretary at the address of our principal executive offices. All stockholder communications sent in care of our Company Secretary will be forwarded promptly to the applicable director(s).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than 10 percent of a registered class of our equity securities, to file reports of ownership and changes in ownership of such securities with the SEC and NASDAQ. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on review of the copies of Forms 3 and 4 and amendments thereto furnished to us during the fiscal year ended December 31, 2018 and Forms 5 and amendments thereto furnished to us with respect to such fiscal year, or written representations that no Forms 5 were required, we believe all required forms have been filed by our officers, directors and greater than ten percent beneficial owners; however, the following were reported late: option exercises and forfeitures due to taxes by William Acheson on August 16, 2018, by Steve Sabes and David Abramson on August 21, 2018 and by Jon Sabes on August 22, 2018 were reported on late Form 4s on September 5, 2018.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the cash and non-cash compensation for the 2017 and 2018 fiscal years awarded to or earned by: (i) each individual who served as the principal executive officer of GWG Holdings during fiscal 2018; and (ii) the two most highly compensated executive officers of GWG Holdings who were serving as executive officers at the end of fiscal 2018 and who received more than $100,000 in the form of salary and bonus during such fiscal year. These individuals are referred to as our “named executives.”

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(1)	Total
Jon R. Sabes	2018	$491,546	$1,015,603	$0	$0	$1,507,149
Chief Executive Officer	2017	$491,546	$212,881	$0	$0	$704,427

William B. Acheson	2018	$320,000	$693,353	$757,702	$0	$1,771,055
Chief Financial Officer	2017	$292,599	$177,901	$0	$381,313	$851,813

Steven F. Sabes	2018	$208,246	$54,343	$0	$11,050	$262,589
Chief Operating Officer – Life Epigenetics Inc. and Secretary	2017	$216,255	$98,275	$0	$11,050	$325,580

(1)	Amounts shown reflect the grant date fair value of stock awards and option awards granted for the respective year pursuant to the 2013 Stock Incentive Plan, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Assumptions used in calculating the grant date fair value of stock awards and option awards made in 2018 include: annualized volatility used in the Black-Scholes model valuation of options ranging from 20.45% to 25.83%. The annual volatility rate is based on the standard deviation of the average continuously compounded daily changes of stock price of five selected companies. The risk free rate used in the Black-Scholes calculation ranged from 2.36% to 2.77%, and expected term was six years.

Employment Agreements and Change-in-Control Provisions

In June 2011, we entered into employment agreements with each of Messrs. Jon R. Sabes and Steven F. Sabes. Each of these agreements has an initial one year term and is automatically renewed for additional one year periods unless terminated prior to such renewal. As of December 31, 2018, our named executives held the following positions: Mr. Jon R. Sabes, Chief Executive Officer and Chairman of the Board of Directors; and Mr. Steven F. Sabes, Chief Operating Officer - Life Epigenetics Inc. and Secretary, previously Executive Vice President of Originations and Servicing, President, and Chief Operating Officer. On June 28, 2017, we entered into an employment agreement with William Acheson to replace his prior employment agreement dated May 30, 2014, which amendment increased his annual base salary from $225,000 to $320,000. Mr. Acheson’s current agreement has an initial three year term and is automatically renewed for additional one year periods unless either party gives notice of non-renewal at least 60 days prior to the expiration of the then current term. All of these employment agreements establish key employment terms (including reporting responsibilities, base salary, discretionary and bonus opportunity and other benefits), provide for severance benefits in certain situations, and contain non-competition, non-solicitation and confidentiality covenants.

Under their respective employment agreements as of December 31, 2018, Mr. Jon R. Sabes receives an annual base salary of $480,000 and Mr. Steven F. Sabes receives an annual base salary of $200,000. Mr. William Acheson received an annual base salary of $225,000 until entering into his new employment agreement on June 28, 2017, at which time his annual base salary was increased to $320,000. The employment agreements contain customary provisions prohibiting the executives from soliciting our employees for a period of 12–18 months after any termination of employment, and from competing with our Company for either two years (if the executive is terminated for good cause or if he resigns without good reason) or one year (if we terminate the executive’s employment without good cause or if he resigns with good reason). If an executive’s employment is terminated by us without “good cause” or if the executive voluntarily resigns with “good reason,” then the executive will be entitled to (i) severance pay for a period of 12 months and (ii) reimbursement for health insurance premiums for his family if he elects continued coverage under COBRA. Pursuant to the Purchase Agreement, each of Jon and Steven Sabes have agreed to waive and forfeit of any severance that may be payable in connection with their resignations at Closing or other aspects of the Transaction.

The employment agreements for Messrs. Jon R. Sabes and Steve F. Sabes also provide that we will reimburse them for any legal costs they incur in enforcing their rights under the employment agreement and, to the fullest extent permitted by applicable law, indemnify them for claims, costs and expenses arising in connection with their employment, regardless of the outcome of any such legal contest, as well as interest at the prime rate on any payments under the employment agreements that are determined to be past due, unless prohibited by law.

All of the foregoing executive employment agreements include a provision allowing us to reduce their severance payments and any other payments to which the executive becomes entitled as a result of our change in control to the extent needed for the executive to avoid paying an excise tax under Code Section 280G, unless the named executive officer is better off, on an after-tax basis, receiving the full amount of such payments and paying the excise taxes due.

2013 Stock Incentive Plan

We maintain the GWG Holdings, Inc. 2013 Stock Incentive Plan. The Board adopted the 2013 Stock Incentive Plan to provide a means by which our employees, directors, officers and consultants may be granted an opportunity to purchase shares of Common Stock, to assist in retaining the services of such persons, to secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for our success.  Participants under the plan may be granted incentive stock options and non-statutory stock options; stock appreciation rights; stock awards; restricted stock; restricted stock units; and performance shares. As of December 31, 2018, 6,000,000 shares of our common stock were authorized for issuance under the 2013 Stock Incentive Plan, of which 2,636,597 shares were reserved for issuance under outstanding incentive awards and 3,363,403 shares remain available for future grants. Prior to the Closing, we anticipate granting equity based awards in the form of performance share units having a three year performance period, with target award amounts totaling 375,000 shares, the vesting of which would accelerate following the Closing subject holders remaining employed by us for specified periods of time.

Outstanding Equity Awards at Fiscal Year End

As of December 31, 2018, our named executives had the following outstanding options to purchase common stock:

	OPTION AWARDS				STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)
Jon R. Sabes	5,000	—	$8.20	4/7/2019	—	—
	5,000	—	$8.71	9/2/2019	—	—
	5,000	—	$9.01	11/24/2019	—	—
	5,000	—	$10.18	6/12/2020	—	—
	5,000	—	$8.55	8/18/2020	—	—
	5,000	—	$6.60	12/29/2020	—	—
	3,333	1,667	$6.35	4/29/2021	—	—
	3,333	1,667	$6.41	5/13/2021	—	—
	232,917	81,250	$9.47	11/10/2021	—	—

William B. Acheson	1,667	—	$7.77	12/29/2025	—	—
	1,667	—	$6.35	4/29/2026	—	—
	1,667	—	$6.41	5/13/2026	—	—
	6,250	—	$10.38	4/18/2027	—	—
	145,000	—	$10.20	6/29/2027	—	—
	—	—	—	—	38,259	$337,827

Steven F. Sabes	1,667	—	$6.60	12/29/2020	—	—
	—	1,667	$6.35	4/29/2021	—	—
	—	1,667	$6.41	5/13/2021	—	—
	1,666	3,333	$9.64	9/19/2021	—	—
	—	3,333	$10.38	4/18/2022	—	—

(1)	Market value calculations based on the Company’s closing stock price of $8.83 on December 31, 2018, the last trading day during the fiscal year ended December 31, 2018

Director Compensation

The following table sets forth the cash and non-cash compensation awarded to or earned by each individual who served as a member of our Board of Directors during the year ended December 31, 2018.

Director’s Name	Fees Earned or Paid in Cash 2018	Option Awards(1)		Total
Jon R. Sabes	$-	$-	(2)	$-
Steven F. Sabes	$-	$-	(2)	$-
David H. Abramson	$50,400	$-		$50,400
Jeffrey L. McGregor	$40,800	$-		$40,800
Shawn R. Gensch	$33,600	$-		$33,600
Mark E. Schwarzmann	$33,600	$45,300		$78,900
Thomas J. Donahue, Jr	$24,100	$51,700		$75,800
Charles H. Maguire (3)	$19,200	$-		$19,200

(1)

Amounts shown reflect the grant date fair value of stock option awards granted during fiscal 2018, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Values reflect (i) a 25,200 share stock option, exercisable at $8.00 per share, granted to Mr. Donohue upon his initial election to the Board on May 10, 2018, and (ii) stock options to purchase an aggregate of 18,900 shares, exercisable at $8.00 per share, granted to Mr. Schwarzmann on May 10, 2018.

(2)	Excludes stock option awards granted to employee directors as compensation for serving as employees of our Company.

(3)	Mr. Maguire served as a director until our May 8, 2018 annual stockholders’ meeting, at which he elected not to stand for reelection.

During 2018, each independent board member received base compensation of $6,000 per quarter. In addition, the chairman of the audit committee received an additional $4,800 per quarter. The chairmen of the Compensation Committee and the Corporate Governance Committee each received an additional $2,400 per quarter. Also, each non-chair member of committees received an additional $1,200 per quarter.

On April 15, 2019, the Board approved changes to director compensation. In consideration for services provided and to be provided to the Company in their capacity as non-employee directors of the Company during the remainder of 2019, or until their earlier resignation in conjunction with the Closing of the Transaction, each individual currently serving as non-employee director of the Company shall be entitled to receive cash compensation in the amount of $125,000. Such compensation shall be payable in three installments of $41,666, $41,666 and $41,667, respectively, on the last business day of June, September and December 2019, provided, however, that the entire unpaid portion of such compensation be accelerated and paid upon the Closing of the Transaction.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

We have a Conflict-of-Interest and Related-Party Transaction Policy, pursuant to which our Board of Directors (or an authorized committee thereof) is responsible for reviewing policies and procedures with respect to related party transactions required to be disclosed pursuant to Item 404 of the SEC’s Regulation S-K (including transactions between the Company and its officers and directors, or affiliates of such officers or directors), and approving the terms and conditions of such related party transactions. Our Conflict-of-Interest and Related-Party Transaction Policy sets forth the processes and procedure to be taken in such review and approval. Although we did not engage in related party transactions during fiscal year 2018, and have not done so during the interim fiscal 2019 year-to-date period, if we were to do so, such transactions would need to be approved by a majority of the disinterested members of the Board (or an authorized committee thereof) and other in accordance with state law governing conflicts of interest, or if the transaction involves compensation payable to an executive, the Compensation Committee.

LEGAL PROCEEDINGS

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act, and in accordance with the Exchange Act, the Company files reports, documents and other information with the SEC. These reports and other information filed with the SEC by the Company may be inspected and are available for copying at the public reference facilities maintained by the SEC at 100 F Street, N.E. Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC also maintains an internet website that contains periodic and other reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

The Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K can be accessed through the SEC website or are available from the Company, without charge, by first-class mail or other equally prompt means of delivery within one business day of the Company’s receipt of a written or oral request directed to our Corporate Secretary, at GWG Holdings, Inc., 220 South Sixth Street, Suite 1200, Minneapolis, Minnesota 55402, telephone: (612) 746-1944.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

GWG Holdings, Inc.

	By:	/s/ William B. Acheson
Name: William B. Acheson
Title: Chief Financial Officer

Dated: April 16, 2019